Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest	$47,570	$51,912	$48,117	$45,214	$38,173	$52,864
Interest applicable to rentals	5,885	634	684	655	974	922

Total fixed charges, as defined	$53,455	$52,546	$48,801	$45,869	$39,147	$53,786

Earnings as defined:
Net Income	$48,908	$82,624	$64,197	$111,866	$113,664	$100,099
Add:
Provision for income taxes:
Total	96,901	56,049	74,953	77,115	68,853	79,897
Fixed charges as above	53,455	52,546	48,801	45,869	39,147	53,786

Total earnings, as defined	$199,264	$191,219	$187,951	$234,850	$221,664	$233,782

Ratio of earnings to fixed charges, as defined	3.73	3.64	3.85	5.12	5.66	4.35